Payroll4Free.com Story.mp4 (4m 32s) 2 speakers (Speaker 1, Speaker 2)

[0:00:21] Speaker 1: (music)

[0:00:37] Speaker 2: Payrollforfree.com focuses on providing a great payroll service to small businesses, because most other payroll services charge a base fee along with a fee for employer check. They end up charging the smallest businesses two to seven times per check more than they charge their largest clients. Now, when small businesses try to do payroll in-house, a lot of mistakes get made. Last year, more than three million mostly small companies were assessed over four billion dollars in payroll tax penalties by the IRS alone, not to mention state and local governments. We have a great experienced staff that really takes pride in the personal relationships they have with our clients. In a recent survey, we were rated 4.8 out of 5 by our clients on service and support. People ask me all the time, "How can you make a living doing payroll for free?" We do offer free service for small businesses with fewer than 25 employees where we provide completed payroll tax forms and direct deposit through the clients bank. We do offer optional services such as paying and filing all the payroll taxes for a flat fee of $10.00 per month. So, how do we make a living? We came up with a great concept of advertising to the entrepreneur right on our business application. We think the concept of revenue from advertising just fits perfectly for the type and size of clients that we serve. Think about it, if you're a company of 35, 50, 200 employees, you'll typically have a business office manager, controller, or human resource department running payroll. But, if you're a company of three, five, seven, 12 employees, then usually it's the boss, the owner him or herself who runs payroll. The advertising appears on the screens where the users enter hours worked, print reports, etc. Our clients represent a great target market for advertisers of business services like IT, credit card processing, telecom, etc, as well as products directed to the owners personally such as electronics or automobiles. We think of this as a win-win-win situation. Our clients obviously win because they get a great payroll service for free, or at very low cost; our advertisers win because they get prime access to a great target market of entrepreneurs; and we at payrollforfree.com have a great source of ad revenue. We currently have about 1,000 happy clients nationwide. There are actually 30 million businesses in the United States with fewer than 20 employees, and 25 million of those have fewer than five employees. There's a big demand for our services. Our potential is virtually unlimited. [0:03:29]